 The information in this preliminary pricing supplement is not complete and may be changed. We may not sell these Notes until the pricing supplement and the accompanying prospectus (collectively, the “Offering Documents”) are delivered in final form. The Offering Documents are not an offer to sell these Notes and we are not soliciting offers to buy these Notes in any state where their offer or sale is not permitted.

Subject to Completion

PRELIMINARY PRICING SUPPLEMENT Dated February 7, 2023 Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-253432 (To Prospectus dated March 4, 2022)

UBS AG $ Callable Fixed-to-Floating Rate Notes due on or about August 13, 2024

The Callable Fixed-to-Floating Rate Notes due on or about August 13, 2024 (the “Notes”) are unsubordinated, unsecured debt obligations issued by UBS AG (“UBS” or the “Issuer”) that have a term of approximately 18 months, subject to our right to redeem the Notes on the Optional Redemption Dates as set forth below. The Notes may be redeemed by UBS in its absolute and sole discretion in accordance with optional redemption, as set forth below and will pay interest periodically on each Interest Payment Date calculated using the Day Count Convention, first at a Fixed Interest Rate of 6.00% per annum for the first two quarters (the “Fixed Period”) and, thereafter, at a Floating Interest Rate (the “Floating Period”) based on the 2-Year U.S. Dollar SOFR ICE Swap Rate, as discussed further herein (“2-Year USD SOFR ICE Swap Rate ” or the “Floating Reference Rate”) plus 0.05% per annum, provided that the Floating Interest Rate will not be less than 0.00% for any Interest Period. Because UBS may elect to call the Notes, in its discretion, as early as the first Optional Redemption Date, there is no guarantee that you will receive any Interest Payment based on the Floating Interest Rate. Investing in the Notes involves significant risks. Any payment on the Notes, including any repayment of principal, is subject to the creditworthiness of UBS. If UBS were to default on its payment obligations, you may not receive any amounts owed to you under the Notes and you could lose all of your investment.

Issuer:	UBS AG London Branch (“UBS”)
Principal Amount & Denominations:	$1,000 per Note. The Notes will be issued in denominations of $1,000 per Note and any integral multiples of $1,000.
Original Offering/Issue Price:	$1,000 per Note
Pricing Date:	Expected to be February 9, 2023*
Issue Date:	Expected to be February 13, 2023*
Maturity Date:

Expected to be August 13, 2024*, subject to optional redemption by UBS as set forth below under “Optional Redemption”. The Notes are not subject to redemption at the option of any holder of the Notes prior to the Maturity Date.

Payment at Maturity:

100% of the Principal Amount plus any accrued and unpaid interest

Any payment on the Notes, including any repayment of principal, is subject to the creditworthiness of UBS. If UBS were to default on its payment obligations, you may not receive any amounts owed to you under the Notes and you could lose all of your investment.

Interest Payment Dates:

Quarterly; on the 13th day of each February, May, August and November, beginning May 13, 2023 and ending on the Maturity Date, subject to the Business Day Convention.*. If an Interest Payment Date is not a Business Day, that Interest Payment Date will be deemed to occur on the following Business Day and no adjustment will be made to the amount payable in respect of such delay. If the Notes are subject to an optional redemption, the related Optional Redemption Date will be the final Interest Payment Date.

Optional Redemption:

We may, in our absolute and sole discretion, redeem your Notes, in whole but not in part, at the redemption price set forth below on any Optional Redemption Date. If the Notes are subject to an optional redemption, the related Optional Redemption Date will be the final Interest Payment Date. Before we elect to redeem your Notes, we will deliver written notice to the trustee at least twenty Business Days prior to the Optional Redemption Date.

Optional Redemption Dates:	Quarterly, on August 13, 2023 (the “first Optional Redemption Date”), November 13, 2023, February 13, 2024 and May 13, 2024.
Redemption Price:

If the Notes are subject to optional redemption, on the Optional Redemption Date, you will receive 100% of the Principal Amount plus any accrued and unpaid interest from and including the preceding Interest Payment Date to but excluding the Optional Redemption Date.

Interest Period:

The period from and including the previous Interest Payment Date (or the Issue Date in the case of the first Interest Period) to and excluding the next applicable Interest Payment Date (which will also be the Maturity Date in the case of the final Interest Period), in each case, without adjustment in the event an Interest Payment Date is postponed as described under “Interest Payment Dates” herein.

Interest Rate:	For each of the first four Interest Periods (the “Fixed Period”): the Fixed Interest Rate. For each subsequent Interest Period (the “Floating Period”): the Floating Interest Rate.
Fixed Interest Rate:	6.00% per annum
Floating Interest Rate:	For each Interest Period during the Floating Period, 2-Year USD SOFR ICE Swap Rate as of the applicable Interest Reset Date plus the Spread, subject to the Minimum Interest Rate.
Spread:	0.05% per annum
Minimum Interest Rate:	0.00%
Interest Payment per Note:

On each Interest Payment Date, the Interest Payment per Note will be equal to the product of (i) the Principal Amount multiplied by (ii) the applicable Interest Rate, determined in accordance with the Day Count Convention

2-Year USD SOFR ICE Swap Rate or Floating Reference Rate:

The rate for U.S. dollar swaps with a maturity of 2 years, which appears on Bloomberg page “USISSO02 <INDEX>” as of 11:00 a.m., New York City time on any date of determination, as further described herein under “Floating Reference Rate — 2-Year USD SOFR ICE Swap Rate”, or in such other manner or based on such other rate or methodology as discussed further herein under “Floating Reference Rate — Floating Reference Rate Replacement”.

Business Day:

Each Monday, Tuesday, Wednesday, Thursday and Friday that is not a day on which banking institutions in New York City generally are authorized or obligated by law, regulation or executive order to close.

Interest Reset Date:	For each Interest Period during the Floating Period, two U.S. Government Securities Business Days (as defined below) prior to the previous Interest Payment Date.
U.S. Government Securities Business Day:

Any day that is a Monday, Tuesday, Wednesday, Thursday or Friday on which the Securities Industry and Financial Markets Association (“SIFMA”) does not recommend that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.

Business Day Convention:

Following; Unadjusted, which means that for any Interest Payment Date (including the Maturity Date) that falls on a day that is not a Business Day, any Interest Payment due on such date will be made on the following Business Day and no adjustment will be made to the amount of such Interest Payment as a result of such postponement.

Day Count Convention:

30/360, which means that each calendar month is deemed to have 30 days and each calendar year will be deemed to have 360 days, resulting in each Interest Period being deemed to have 90 days and each year being deemed to have 360 days.

Listing:	The Notes will not be listed or displayed on any securities exchange or electronic communications network.
CUSIP / ISIN:	[●] / [●]

* In the event that we make any changes to the expected Pricing Date and Issue Date, we may adjust the Interest Payment Dates, the Optional Redemption Dates and the Maturity Date to ensure that the stated term of the Notes remains the same.

You should carefully consider the risks described under “Risk Factors” beginning on page 1 herein.

See “Additional Information About UBS and the Notes” on page ii herein. The Notes will have the terms set forth in the accompanying prospectus, as modified by this document.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these Notes or passed upon the adequacy or accuracy of this document or the accompanying prospectus. Any representation to the contrary is a criminal offense.

Offering of Notes	Issue Price to Public(1)	Underwriting Discount(1)(2)		Proceeds to UBS AG(2)
	Total	Per Note	Total	Per Note	Total	Per Note
Callable Fixed Rate Notes due February 17, 2024	$•	$1,000.00	$•	Up to $5.00	$•	At least $995.00

(1)Notwithstanding the underwriting discount described below, one or more placement agents or third-party dealers may sell the Notes to certain fee-based advisory accounts or registered investment advisers unaffiliated from UBS at a purchase price of at least $995.00 (99.50%) per $1,000 principal amount and, with respect to such sales, may forgo some or all of the underwriting discount.

(2)Our affiliate, UBS Securities LLC, will receive an underwriting discount of up to $5.00 (0.50%) per Note sold in this offering. UBS Securities LLC will agree to resell all of the Notes to UBS Financial Services Inc. at a discount from the issue price to the public equal to the underwriting discount allowed to UBS Securities LLC. The per Note proceeds to UBS AG indicated above represent the minimum per Note proceeds. The underwriting discount per Note may be variable and fluctuate depending on market conditions at the time UBS AG establishes its hedge on or prior to the pricing date. The total underwriting discount and proceeds to UBS AG, which will be disclosed in the final pricing supplement, will give effect to the average per Note underwriting discount and proceeds to UBS AG, respectively. See “Supplemental Plan of Distribution (Conflicts of Interest); Secondary Markets (If any)” herein.

UBS Financial Services Inc. UBS Investment Bank

ADDITIONAL INFORMATION ABOUT UBS AND THE NOTES

UBS has filed a registration statement (including a prospectus ) with the Securities and Exchange Commission (the “SEC”) for the offering to which this document relates. You should read these documents and any other documents relating to the Notes that UBS has filed with the SEC for more complete information about UBS and this offering. You may obtain these documents for free from the SEC website at www.sec.gov. Our Central Index Key, or CIK, on the SEC website is 0001114446.

You may access the accompanying prospectus on the SEC website www.sec.gov as follows:

•Prospectus dated March 4, 2022:

http://www.sec.gov/Archives/edgar/data/1114446/000119312522066322/d319986d424b3.htm

References to “UBS,” “we,” “our” and “us” refer only to UBS AG and not to its consolidated subsidiaries and references to “Notes” refer to the Callable Fixed-to-Floating Rate Notes that are offered hereby, unless the context otherwise requires. References to the “accompanying prospectus” mean the UBS prospectus titled “Debt Securities and Warrants”, dated March 4, 2022.

This document, together with the documents listed above, contains the terms of the Notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including all other prior pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” herein, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors concerning an investment in the Notes.

UBS reserves the right to change the terms of, or reject any offer to purchase, the Notes prior to their issuance. In the event of any changes to the terms of the Notes, UBS will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case UBS may reject your offer to purchase.

If there is any inconsistency between the terms of the Notes described in the accompanying prospectus and this document, the following hierarchy will govern: first, this document, and last, the accompanying prospectus.

ii

INVESTOR CONSIDERATIONS

The Notes may be suitable for you if:

◼You seek an investment with both a Fixed Interest Rate and a Floating Interest Rate, and you are willing to invest in the Notes based on the Fixed Interest Rate and Floating Interest Rate indicated on the cover hereof.

◼You understand and are willing to accept the risks associated with the Floating Reference Rate, including the risk that it may be discontinued and replaced by an alternative reference rate and the risks resulting from differences in its calculation and methodology relative to those of other potential reference interest rates.

◼You understand and are willing to accept that any interest payable on the Notes during the Floating Period is variable and could be as low as the Minimum Interest Rate, and you are willing to invest in the Notes based on the Minimum Interest Rate set forth on the cover hereof.

◼You are willing to invest in Notes that may be redeemed early at our election and in our absolute and sole discretion on each Optional Redemption Date, beginning before the Floating Period, are otherwise willing to hold such Notes to maturity and accept that there may be no secondary market for the Notes.

◼You are willing to assume the credit risk of UBS for all payments under the Notes, and understand that, if UBS defaults on its obligations, you may not receive any amounts due to you, including, but not limited to, any repayment of principal.

The Notes may not be suitable for you if:

◼You do not seek an investment with both a fixed rate of interest and a variable rate of interest, or you are unwilling to invest in the Notes based on the Fixed Interest Rate or the Floating Interest Rate indicated on the cover hereof.

◼You are unable or unwilling to hold Notes that may be redeemed early at our election on each Optional Redemption Date, beginning before the Floating Period, are otherwise unable or unwilling to hold such Notes to maturity or you seek an investment for which there will be an active secondary market.

◼You do not understand or are unwilling to accept the risks associated with the Floating Reference Rate, including the risk that it may be discontinued and replaced by an alternative reference rate and the risks resulting from differences in its calculation and methodology relative to those of other potential reference interest rates.

◼You do not understand or are unwilling to accept that any interest payable on the Notes during the Floating Period is variable and could be as low as the Minimum Interest Rate, or you are unwilling to invest in the Notes based on the Minimum Interest Rate set forth on the cover hereof.

◼You are unwilling to assume the credit risk of UBS for all payments under the Notes, including any repayment of principal.

The investor considerations identified above are not exhaustive. Whether or not the Notes are a suitable investment for you will depend on your individual circumstances. You are urged to consult your investment, legal, tax, accounting and other advisors and to carefully consider the suitability of an investment in the Notes in light of your particular circumstances. You should also review “Risk Factors” beginning on page 2 herein for risks related to an investment in the Notes.

RISK FACTORS

An investment in the Notes involves significant risks and the risks that apply to the Notes are summarized below. We urge you to consult your investment, legal, tax, accounting and other advisors regarding an investment in the Notes.

Risks Relating to Return Characteristics

The interest payable on each Interest Payment Date during the Fixed Period may be less than market interest rates.

Because the interest payable on the Notes during the Fixed Period will be based on the Fixed Interest Rate, the interest payable on any such Interest Payment Date may be less than the interest you would have received if the Notes were based on the then-prevailing market interest rates. Interest rates are variable and subject to change based on a number of interrelated factors, including geopolitical conditions and economic, financial, political, public health, regulatory, judicial and other events that affect markets generally. You should have a view as to the Fixed Interest Rate relative to market interest rates throughout the Fixed Period.

The Floating Interest Rate used to determine the interest payable on an Interest Payment Date during the Floating Period is variable, may be less than the Fixed Interest Rate and, in certain circumstances, may be as low as zero.

Because the interest payable on the Notes during the Floating Period will be based on the applicable Floating Interest Rate, the interest payable on any such Interest Payment Date will be variable and may be less than the interest you would have received based on the Fixed Interest Rate and, in certain circumstances, may be as low as zero. The Floating Interest Rate for each Interest Payment Date during the Floating Period will be based on the Floating Reference Rate, as determined on each Interest Reset Date prior to the start of the applicable Interest Period.

In the case the Floating Reference Rate for a Floating Period is negative, the Floating Interest Rate would be less than the Spread and could be as low as the Minimum Interest Rate of 0.00%. If the Floating Interest Rate for an Interest Period is equal to (or deemed to be equal to) 0.00%, no interest will be paid on the applicable Interest Payment Date.

We may redeem the Notes prior to maturity and will elect to redeem the Notes at a time that is advantageous to the Issuer and without regard to your interests.

We have the right in our absolute and sole discretion to redeem the Notes early, in whole but not in part, on any Optional Redemption Date, beginning on the first Optional Redemption Date specified on the cover hereof, at a redemption price equal to 100% of the Principal Amount of the Notes plus accrued and unpaid interest from and including the preceding Interest Payment Date to and excluding the Optional Redemption Date. Because the first Optional Redemption Date occurs before the start of the Floating Period, there can be no assurance that you will receive any interest payments based on the Floating Interest Rate. The aggregate amount that you will receive on the Notes if the Notes are redeemed on an Optional Redemption Date will be less than the aggregate amount that you would have received had the Notes not been redeemed early because you will not receive any interest payments after the Optional Redemption Date. If we redeem the Notes prior to maturity, you will receive no further interest payments.

In determining whether to redeem the Notes, we will consider various factors, including then current market interest rates and our expectations about payments we will be required to make on the Notes in the future. If we redeem the Notes early, we will do so at a time that is advantageous to us and without regard to your interests. We are more likely to redeem the Notes at a time when interest rates are performing favorably from your perspective and when we expect them to continue to do so. Therefore, although the Notes may offer the potential to earn a higher yield than the yield on conventional debt securities of the same maturity, if the Notes are paying a higher rate than conventional debt securities and we expect them to continue to do so, it is more likely that we would redeem the Notes early. Conversely, we are not likely to redeem the Notes early if interest rates are performing unfavorably from your perspective, resulting in a lower yield than the yield on our conventional debt securities with the same maturity.

In the event UBS elects to redeem the Notes, there is no guarantee that you would be able to reinvest the proceeds at a comparable return and/or with a comparable interest rate for a similar level of risk. Further, UBS’ right to redeem the Notes may also adversely impact your ability to sell your Notes in the secondary market and you may have to reinvest the proceeds from the redeemed Notes in a lower-rate environment. To the extent you are able to reinvest such proceeds in an investment comparable to the Notes, you may incur transaction costs such as dealer discounts and hedging costs built into the price of the new Notes. Therefore, the Notes are more likely to remain outstanding when the expected amount payable on the Notes is less than what would be payable on other comparable instruments issued by UBS.

Risks Relating to Characteristics of the Floating Reference Rate

The Floating Reference Rate, and, therefore, the market value of, and return on, the Notes may be volatile and will be influenced by a variety of unpredictable factors.

The 2-Year USD SOFR ICE Swap Rate and the Secured Overnight Financing Rate (“SOFR”) and, therefore, the Floating Interest Rate, interest payable on, and market value of, the Notes, may be volatile and will be influenced by a variety of unpredictable factors, including but not limited to:

●interest and yield rates in the market;

●changes in, or perceptions about future, SOFR-based swap rates and SOFR itself;

●general economic conditions;

●policies of the U.S. Federal Reserve Board regarding interest rates;

●supply and demand for U.S. dollar-denominated interest rate swaps with a floating leg based on SOFR for the relevant term;

●sentiment regarding underlying strength in the U.S. and global economies;

●inflation and expectations concerning inflation;

●sentiment regarding credit quality in the U.S. and global credit markets;

●performance of capital markets;

●geopolitical conditions and economic, financial, political, public health, regulatory, judicial or other events that affect markets generally and/or SOFR specifically; and

●the time remaining to maturity.

These and other factors interrelate in complex and unpredictable ways, and the effect of one factor on the terms and features of your Notes at issuance and the market value of your Notes may offset or enhance the effect of another factor. The market value of the Notes prior to maturity may be less than the Principal Amount, and may be significantly different than the amount expected at maturity.

The Floating Reference may be modified or discontinued which could adversely affect the market value of, and return on, the Notes.

The Floating Reference Rate represents the fixed rate of interest payable on a hypothetical interest rate swap with a fixed rate of interest exchangeable for a floating rate based on SOFR (compounded in arrears for twelve months using standard market conventions), each payable annually on an Actual/360 basis (i.e. interest accrues based on the actual number of days elapsed in a year assumed to be 360 days). SOFR is intended to be a broad measure of the cost of borrowing cash overnight collateralized by U.S. Treasury securities. The Floating Reference Rate is published by the ICE Benchmark Administration Limited (the “IBA”) and SOFR is published by the New York Federal Reserve. UBS has no control over the determination, calculation or publication of the Floating Reference Rate or SOFR and there can be no guarantee that the Floating Reference Rate and SOFR will not be discontinued or fundamentally altered in a manner that is materially adverse to your interest in the Notes. Because the Floating Reference Rate and SOFR are relatively new, there may be a greater likelihood of changes to the methods pursuant to which they are determined than there would be if they had longer publication histories. Any changes to the manner in which the Floating Reference Rate or SOFR is calculated could adversely affect the market value of, and return on, the Notes.

Additionally, if the Calculation Agent determines that the Floating Reference Rate (a) has been permanently or indefinitely discontinued prior to an Interest Reset Date or (b) does not, or its administrator or sponsor does not, fulfill any legal or regulatory requirement applicable to such administrator, sponsor and/or Floating Reference Rate, then the Calculation Agent may determine an alternative to the Floating Reference Rate based on either a rate that has replaced the Floating Reference Rate in customary market usage or, if it determines that no alternative rate has replaced the Floating Reference Rate, on such other rate that it reasonably determines is most comparable to the Floating Reference Rate in accordance with the terms herein under “Floating Reference Rate — Floating Reference Rate Replacement” (a “Replacement Rate”). If the Calculation Agent selects a Replacement Rate, it may make adjustments to the terms of the Notes, including the Spread, as appropriate to account for differences with the Replacement Rate. There can be no assurance that the characteristics of any Replacement Rate will be similar to the Floating Reference Rate (or the then-current reference rate that it is replacing) or that any Replacement Rate Conforming Changes (as defined herein under “Floating Reference Rate — Base Rate Replacement”) will produce the economic equivalent of the Floating Reference Rate (or the then-current reference rate that it is replacing). The use of a Replacement Rate may result in a return on the Notes that is substantially lower than or that does not otherwise correlate over time with the payment that would have been made had the Floating Reference Rate (or the then-current reference rate that it is replacing) remained available in its current form. In such a situation, the Calculation Agent may have a conflict of interest in making any such decision, which could adversely affect the market value of, and return on, the Notes.

There is limited historical data regarding the Floating Reference Rate and the future performance of the Floating Reference Rate and SOFR cannot be predicted based on historical performance.

The Floating Reference Rate was first published by the IBA in November 2021. Similarly, the New York Federal Reserve began to publish SOFR in April 2018, though the New York Federal Reserve has also published indicative historical SOFR going back to August 2014. Accordingly, both the Floating Reference Rate and SOFR have limited historical performance. You should not rely on any historical changes or trends in the Floating Reference Rate or SOFR (whether based on actual or indicative historical data). The future performance of the Floating Reference Rate and SOFR cannot be predicted based on their past performance, and the performance of the Floating Reference Rate and SOFR during the term of the Notes may bear little or no relation to their limited historical performance. Since the initial publication of the Floating Reference Rate and SOFR, daily changes in SOFR have, on occasion, been more volatile than daily changes in comparable benchmark or market rates. As a result, the return on the Notes may fluctuate to a larger degree than floating-rate securities that are linked to less volatile rates.

Risks Relating to Liquidity and Secondary Market Price Considerations

There may be no secondary market for the Notes.

The Notes will not be listed or displayed on any securities exchange or any electronic communications network. There can be no assurance that a secondary market for the Notes will develop. UBS Securities LLC and its affiliates intend, but are not required, to make a market in the Notes and may in its absolute and sole discretion and without notice stop making a market at any time. The price, if any, at which you may be able to sell your Notes prior to maturity could be at a substantial discount from the Issue Price and to their intrinsic value and you may suffer substantial losses as a result.

Additionally, because the Floating Reference Rate is relatively new, the Notes are not expected to have an established trading market when issued and an established trading market may never develop or may not be liquid. Market terms for debt securities that reference the Floating Reference Rate or SOFR, like the Notes, such as the Spread reflected in interest rate provisions, may evolve over time and, as a result, trading prices of the Notes in any secondary market may be lower than those of later-issued debt securities that reference the Floating Reference Rate or SOFR.

The market value of the Notes may be influenced by unpredictable factors.

The market value of your Notes may fluctuate between the date you purchase them and the Maturity Date. We expect that, generally, expectations regarding interest rates and prevailing interest rates (particularly with respect to the Floating Reference Rate) will affect the market value of the Notes more than any other factor. Interest rates have experienced periods of volatility and such volatility may occur in the future. Fluctuations and trends in interest rates that have occurred in the past are not necessarily indicative, however, of fluctuations that may occur in the future.

In addition, other factors, many of which are beyond our control and interrelate in complex and unpredictable ways, will influence the terms and features of your Notes at issuance and the market value of the Notes, and include:

➢the volatility of a Floating Reference Rate (i.e., the frequency and magnitude of changes in the level(s) of the Floating Reference Rate over the term of the Notes);

➢the volatility of interest rates in the U.S. and other markets (i.e. the frequency and magnitude of changes in interest rates).

➢interest rates in the U.S. and other markets;

➢the time remaining to the maturity of the Notes;

➢the availability of comparable instruments and supply and demand for the Notes, including inventory positions with UBS Securities LLC or any other market-maker;

➢the creditworthiness of UBS; and

➢geopolitical, economic, financial, political, regulatory, judicial, public health, force majeure or other events that affect interest rates generally and the Floating Reference Rate specifically.

These and other factors interrelate in complex and unpredictable ways, and the effect of one factor on the terms and features of your Notes at issuance and the market value of your Notes may offset or enhance the effect of another factor. The value of the Notes prior to maturity may be less than the Principal Amount, and may be significantly different than the amount expected at maturity.

The price at which UBS Securities LLC and its affiliates may offer to buy the Notes in the secondary market (if any) may be greater than UBS’ valuation of the Notes at that time, greater than any other secondary market prices provided by unaffiliated dealers (if any) and, depending on your broker, greater than the valuation provided on your customer account statements.

For a limited period of time following the issuance of the Notes, UBS Securities LLC or its affiliates, including UBS Financial Services Inc., may offer to buy or sell such Notes at a price that exceeds (i) our valuation of the Notes at that time based on our internal pricing models, (ii) any secondary market prices provided by unaffiliated dealers (if any) and (iii) depending on your broker, the valuation provided on customer account statements. The price that UBS Securities LLC or an affiliate may initially offer to buy such Notes following issuance will exceed the valuation of the Notes indicated by our internal pricing models due to the inclusion for a limited period of time of the aggregate value of the underwriting discount, hedging costs, issuance costs and theoretical projected trading profit. The portion of such amounts included in our price will decline to zero on a straight line basis over a period ending no later than the date specified under “Supplemental Plan of Distribution (Conflicts of Interest); Secondary Markets (if any).” Thereafter, if UBS Securities LLC or an affiliate makes secondary markets in the Notes, it will do so at prices that reflect our valuation of the Notes determined by reference to our internal pricing models at that time. The temporary positive differential relative to our internal pricing models arises from requests from and arrangements made by UBS Securities LLC with the selling agents of the Notes. As described above, UBS Securities LLC and its affiliates intend, but are not required, to make a market for the Notes and may stop making a market at any time. The price at which UBS Securities LLC or an affiliate may make secondary markets at any time (if at all)

will also reflect its then current bid-ask spread for similar sized trades of debt securities similar to the Notes. UBS Financial Services Inc. and UBS Securities LLC reflect this temporary positive differential on their customer statements. Investors should inquire as to the valuation provided on customer account statements provided by unaffiliated dealers.

Impact of fees on the secondary market price of the Notes.

Generally, the price of the Notes in the secondary market is likely to be lower than the Issue Price to the public because the Issue Price to the public includes, and secondary market prices are likely to exclude, the underwriting discount, hedging costs, projected trading profit and any other compensation paid with respect to the Notes. In addition, any such prices may differ from values determined by pricing models used by UBS AG or its affiliates, as a result of dealer discounts, mark-ups or other transactions.

Risks Relating to Hedging Activities and Conflicts of Interest

The business activities of UBS or its affiliates may create conflicts of interest.

UBS and its affiliates expect to engage in trading activities, relating to the above mentioned instruments that may affect interest rates that are not for the account of holders of the Notes or on their behalf. These trading activities may present a conflict between the holders’ interest in the Notes and the interests UBS and its affiliates will have in facilitating these transactions. These trading activities, if they influence the levels of prevailing interest rates, could be adverse to the interests of the holders of the Notes.

If the Floating Reference Rate is unavailable on any Interest Reset Date, the Floating Interest Rate for the Notes during that Floating Period will be determined using the alternative methods set forth herein. Any of these alternative methods may result in interest payments that are lower than or that do not otherwise correlate over time with the interest payments that would have been made on the Notes during the Floating Period if the Floating Reference Rate had been available in its current form. Further, the same costs and risks that may lead to the discontinuation or unavailability of the Floating Reference Rate may make one or more of the alternative methods impossible or impracticable to determine. Any such adjustments or alternative methods of calculating the interest payments on the Notes may have an adverse effect on the market value of, and return on, the Notes.

Potential conflicts of interest.

With regard to your Notes, from time to time, UBS and/or its affiliates may acquire or dispose of long or short positions in listed and/or over-the-counter options, futures, exchange-traded funds or other instruments based on interest rates (as described under in “Use of Proceeds and Hedging” herein) which may adversely affect the market value of, and return on, the Notes.

Dealer Incentives

UBS and its affiliates act in various capacities with respect to the Notes. We and our affiliates may act as a principal, placement agent or dealer in connection with the sale of the Notes. Such affiliates, and any other placement agent or third party dealer, including the sales representatives, may derive compensation from the distribution of the Notes and such compensation may serve as an incentive to sell these Notes instead of other investments. We will pay total underwriting compensation in an amount up to the underwriting discount listed on the cover hereof per Note to any of our affiliates, other placement agents and/or third party dealers acting as agents or dealers in connection with the distribution of the Notes. Given that UBS Securities LLC and its affiliates temporarily maintain a market making premium, it may have the effect of discouraging UBS Securities LLC and its affiliates from recommending sale of your Notes in the secondary market.

Potentially inconsistent research, opinions or recommendations by UBS.

UBS and its affiliates publish research from time to time on financial markets and other matters that may adversely affect the market value of the Notes, or express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes. Any research, opinions or recommendations expressed by UBS or its affiliates may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the Notes.

Risks Relating to General Credit Characteristics

Credit risk of UBS.

The Notes are unsubordinated, unsecured debt obligations of the Issuer, UBS, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes, including but not limited to any repayment of principal upon redemption or at maturity, depends on the ability of UBS to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of UBS may affect the market value of the Notes and, in the event UBS were to default on its obligations, you may not receive any amounts owed to you under the terms of the Notes and you could lose all of your investment.

The Notes are not bank deposits.

An investment in the Notes carries risks, which are very different from the risk profile of a bank deposit placed with UBS or its affiliates. The Notes have different yield and/or return, liquidity and risk profiles and would not benefit from any protection provided to deposits.

If UBS experiences financial difficulties, FINMA has the power to open restructuring or liquidation proceedings in respect of, and/or impose protective measures in relation to, UBS, which proceedings or measures may have a material adverse effect on the terms and market value of the Notes and/or the ability of UBS to make payments thereunder.

The Swiss Financial Market Supervisory Authority (“FINMA”) has broad statutory powers to take measures and actions in relation to UBS if (i) it concludes that there is justified concern that UBS is over-indebted or has serious liquidity problems or (ii) UBS fails to fulfill the applicable capital adequacy requirements (whether on a standalone or consolidated basis) after expiry of a deadline set by FINMA. If one of these pre-requisites is met, FINMA is authorized to open restructuring proceedings or liquidation (bankruptcy) proceedings in respect of, and/or impose protective measures in relation to, UBS. The Swiss Banking Act grants significant discretion to FINMA in connection with the aforementioned proceedings and measures. In particular, a broad variety of protective measures may be imposed by FINMA, including a bank moratorium or a maturity postponement, which measures may be ordered by FINMA either on a stand-alone basis or in connection with restructuring or liquidation proceedings. The resolution regime of the Swiss Banking Act is further detailed in Ordinance of 30 August 2012 of FINMA on the Insolvency of Banks and Securities Dealers, as amended (the “Swiss Banking Insolvency Ordinance”). In restructuring proceedings, FINMA, as resolution authority, is competent to approve the resolution plan. The resolution plan may, among other things, provide for (a) the transfer of all or a portion of UBS’ assets, debts, other liabilities and contracts (which may or may not include the contractual relationship between UBS and the holders of Notes) to another entity, (b) a stay (for a maximum of two business days) on the termination of contracts to which UBS is a party, and/or the exercise of (w) rights to terminate, (x) netting rights, (y) rights to enforce or dispose of collateral or (z) rights to transfer claims, liabilities or collateral under contracts to which UBS is a party, (c) the conversion of UBS’ debt and/or other obligations, including its obligations under the Notes, into equity (a “debt-to-equity” swap), and/or (d) the partial or full write-off of obligations owed by UBS (a “write-off”), including its obligations under the Notes. The Swiss Banking Insolvency Ordinance provides that a debt-to- equity swap and/or a write-off of debt and other obligations (including the Notes) may take place only after (i) all debt instruments issued by UBS qualifying as additional tier 1 capital or tier 2 capital have been converted into equity or written-off, as applicable, and (ii) the existing equity of UBS has been fully cancelled. While the Swiss Banking Insolvency Ordinance does not expressly address the order in which a write-off of debt instruments other than debt instruments qualifying as additional tier 1 capital or tier 2 capital should occur, it states that debt-to-equity swaps should occur in the following order: first, all subordinated claims not qualifying as regulatory capital; second, all other claims not excluded by law from a debt-to-equity swap (other than deposits); and third, deposits (in excess of the amount privileged by law). However, given the broad discretion granted to FINMA as the resolution authority, any restructuring plan in respect of UBS could provide that the claims under or in connection with the Notes will be partially or fully converted into equity or written-off, while preserving other obligations of UBS that rank pari passu with, or even junior to, UBS’ obligations under the Notes. Consequently, the exercise of any such powers by FINMA or any suggestion of any such exercise could materially adversely affect the rights of holders of the Notes, the price or value of their investment in the Notes and/or the ability of UBS to satisfy its obligations under the Notes and could lead to holders losing some or all of their investment in the Notes. In the case of restructuring proceedings with respect to a systemically important Swiss bank (such as UBS), the creditors whose claims are affected by the restructuring plan will not have a right to vote on, reject, or seek the suspension of the restructuring plan. In addition, if a restructuring plan has been approved by FINMA, the rights of a creditor to seek judicial review of the restructuring plan (e.g., on the grounds that the plan would unduly prejudice the rights of holders of Notes or otherwise be in violation of the Swiss Banking Act) are very limited. In particular, a court may not suspend the implementation of the restructuring plan. Furthermore, even if a creditor successfully challenges the restructuring plan, the court can only require the relevant creditor to be compensated ex post and there is currently no guidance as to on what basis such compensation would be calculated or how it would be funded.

Floating reference rate

All disclosures contained herein regarding the Floating Reference Rate, including, without limitation, its make-up and method of calculation, have been derived from publicly available sources. The information reflects the policies of, and is subject to change by the ICE Benchmark Administration Limited (the “IBA”) and the Federal Reserve Bank of New York (the “Federal Reserve”). The Floating Reference Rate is published by the IBA, but the IBA has no obligation to continue to publish, and may discontinue publication of, the Floating Reference Rate. Neither we nor any of our affiliates accepts any responsibility for the calculation, maintenance or publication of the Floating Reference Rate or any successor or replacement rate.

Information from outside sources including, but not limited to any website referenced in this section, is not incorporated by reference in, and should not be considered part of, this document or any document incorporated herein by reference. UBS has not conducted any independent review or due diligence of any publicly available information with respect to the Floating Reference Rate.

2-Year USD SOFR ICE Swap Rate

The “2-Year USD SOFR ICE Swap Rate” or “Floating Reference Rate” means the rate for U.S. dollar swaps with a maturity of 2 years, which appears on Bloomberg page “USISSO02 <INDEX>” as of 11:00 a.m., New York City time on any date of determination. The Floating Reference Rate measures the fixed rate of interest payable on a hypothetical fixed-for-floating U.S. dollar interest rate swap transaction with a maturity of 2 years. In such a hypothetical swap transaction, the fixed rate of interest, payable annually on an Actual/360 day count basis, is exchangeable for a floating payment stream based on SOFR (compounded in arrears for twelve months using standard market conventions), also payable annually on an Actual/360 day count basis. SOFR, as discussed further below, is intended to be a broad measure of the cost of borrowing cash overnight collateralized by U.S. Treasury securities. With an Actual/360 day count basis, interest accrues based on the actual number of elapsed days in a hypothetical year assumed to be 360 days.

The Floating Reference Rate is published by the ICE Benchmark Administration Limited (the “IBA”). For a more complete discussion of the Floating Reference Rate, see theice.com/iba/ice-swap-rate.

The following procedures will be followed if the U.S. Dollar SOFR ICE Swap Rate cannot be determined as described above:

Subject to the discussion below under “— Floating Rate Replacement”, if the Floating Reference Rate is no longer displayed on the relevant page, or is not displayed by 11:00 a.m., New York City time, on an Interest Reset Date, then the Floating Reference Rate will be determined by the Calculation Agent after consulting such sources as the Calculation Agent deems comparable to the relevant Bloomberg page, or any other source it deems reasonable.

Floating Reference Rate Replacement

Notwithstanding the above, if the Calculation Agent determines prior to an Interest Reset Date that the Floating Reference Rate (a) has been permanently or indefinitely discontinued prior to an Interest Reset Date or (b) does not, or its administrator or sponsor does not, fulfill any legal or regulatory requirement applicable to such administrator, sponsor and/or Floating Reference Rate, then the Calculation Agent may determine a Replacement Rate. In selecting a Replacement Rate, the Calculation Agent will select a rate that it determines has replaced the Floating Reference Rate (or then-current rate being used) in customary market usage and, if there is no such rate, will select such other rate as the Calculation Agent determines is most comparable to the Floating Reference Rate (or then-current rate being used). If the Calculation Agent selects a Replacement Rate, then the Calculation Agent may also adjust the terms of the Notes, including the Spread, as it determines necessary, appropriate or otherwise consistent with market practice in order to account for such Replacement Rate.

SOFR

All disclosures contained herein regarding the Secured Overnight Financing Rate (“SOFR”), including, without limitation, its make-up and method of calculation, have been derived from publicly available sources. The information reflects the policies of, and is subject to change by the Federal Reserve. SOFR is published by the Federal Reserve, but the Federal Reserve has no obligation to continue to publish, and may discontinue publication of, SOFR. Neither we nor any of our affiliates accepts any responsibility for the calculation, maintenance or publication of SOFR or any successor or replacement rate. Information from outside sources including, but not limited to any website referenced in this section, is not incorporated by reference in, and should not be considered part of, this document or any document incorporated herein by reference. UBS has not conducted any independent review or due diligence of any publicly available information with respect to SOFR.

SOFR is published by the Federal Reserve and is intended to be a broad measure of the cost of borrowing cash overnight collateralized by U.S. Treasury securities. The Federal Reserve reports that SOFR includes all trades in the “Broad General Collateral Rate” (as defined on the Federal Reserve’s Website), plus bilateral Treasury repurchase agreement transactions cleared through the delivery-versus-payment service offered by the Fixed Income Clearing Corporation (the “FICC”), a subsidiary of the Depository Trust and Clearing Corporation (“DTCC”). SOFR is filtered by the Federal Reserve to remove a portion of the foregoing transactions considered to be “Specials”, which are repurchases for specific-issue collateral, which take place at cash-lending rates below those for general collateral repurchases because cash providers are willing to accept a lesser return on their cash in order to obtain a particular security.

The Federal Reserve reports that SOFR is calculated as a volume-weighted median of transaction-level tri-party repo data collected from The Bank of New York Mellon (“BNYM”) as well as General Collateral Finance repurchase agreement transaction data and data on bilateral Treasury repurchase transactions cleared through the FICC’s delivery-versus-payment service. The Federal Reserve notes that it obtains information from DTCC Solutions LLC, an affiliate of DTCC. The Federal Reserve notes on its publication page for SOFR that use of SOFR is subject to important limitations and disclaimers, including that the Federal Reserve may alter the methods of calculation, publication schedule, rate revision practices or availability of SOFR at any time without notice. SOFR is published at approximately 8:00 a.m. (New York time) on each U.S. Government Securities Business Day for trades made on the immediately preceding U.S. Government Securities Business Day. If the Federal Reserve discovers errors in the transaction data provided by either BNYM or DTCC, or in the calculation process, subsequent to the rate publication but on that same day, SOFR and accompanying summary statistics may be republished at approximately 2:30 p.m. (New York time). Similarly, if transaction data from BNYM or DTCC had previously not been available in time for publication, but became available later in the day, SOFR may be republished at approximately 2:30 p.m. (New York time). Rate revisions will only be effected on the same day as initial publication and will only be republished if the change in the rate exceeds one basis point (0.01%), though the Federal Reserve will review this revision threshold periodically and could modify it after any such review.

If data for a given market segment were unavailable for any day, then the most recently available data for that segment would be utilized, with the rates on each transaction from that day adjusted to account for any change in the level of market rates in that segment over the intervening period. SOFR would be calculated from this adjusted prior day’s data for segments where current data were unavailable, and unadjusted data for any segments where data were available. To determine the change in the level of market rates over the intervening period for the missing market segment, the New York Federal Reserve would use information collected through a daily survey conducted by its Trading Desk of primary dealers’ repo borrowing activity. Such daily survey would include information reported by UBS Securities LLC, our wholly owned subsidiary, as a primary dealer. If data other than those provided by BNYM or DTCC Solutions LLC are used in the calculation of SOFR, the change in source will be noted on the Federal Reserve’s Website when the rate is published. The description of SOFR herein does not purport to be exhaustive.

Because the Secured Overnight Financing Rate is published by the Federal Reserve based on data received from other sources, neither UBS nor any of our affiliates has any control over its determination, calculation or publication. There can be no guarantee that the Secured Overnight Financing Rate will not be discontinued or fundamentally altered in a manner that is materially adverse to the interests of investors in the Notes. If the manner in which the Secured Overnight Financing Rate is calculated is changed, that change may result in a reduction of the amount of interest payable on the Notes and the trading prices of the Notes. If the rate at which interest accrues on any day (meaning Daily SOFR on any U.S. Government Securities Business Day during an Interest Period in the Floating Period declines to zero or becomes negative, the amount of interest payable on the Notes on the related Interest Payment Date will decline.

The Federal Reserve began publishing the Secured Overnight Financing Rate in April 2018. The Federal Reserve has also published historical indicative Secured Overnight Financing Rates going back to August 2014. Investors should not rely on any historical changes or trends in the Secured Overnight Financing Rate as an indicator of future changes in the Secured Overnight Financing Rate. Also, since the Secured Overnight Financing Rate is relatively new, the Notes are not expected to have established trading market when issued, and an established trading market may never develop or may not be very liquid. Market terms for debt securities, like the Notes, that reference SOFR, such as the Spread over SOFR reflected in interest rate provisions, may evolve over time and, as a result, trading prices of the Notes may be lower than those of later-issued debt securities that reference SOFR. Similarly, if the Secured Overnight Financing Rate does not prove to be widely used in securities like the Notes, the trading price of the Notes may be lower than those of notes linked to indices that are more widely used. Investors in the Notes may not be able to sell the Notes at all or may not be able to sell the Notes at prices that will provide them with a yield comparable to similar investments that have a developed secondary market, and may consequently suffer from increased pricing volatility and market risk.

For a more complete discussion of SOFR, see the website of the Federal Reserve, currently at newyorkfed.org (the “New York Federal Reserve’s Website”) or, with respect to clause (iv) below, federalreserve.org or, in either case, or any successor website of the Federal Reserve (the “Federal Reserve’s Website”) and apps.newyorkfed.org/markets/autorates/sofr.

2-Year USD SOFR ICE Swap Rate

We obtained the information regarding the historical performance of the Floating Reference Rate below from Bloomberg Professional® service (“Bloomberg”). We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg and have not undertaken an independent review or due diligence of the information. The historical performance of the Floating Reference Rate should not be taken as an indication of its future performance.

Publication of the Floating Reference Rate began on November 18, 2021. Accordingly, the Floating Reference Rate has limited historical information available and an investment in the Notes based may involve greater risk than an investment in notes based on a more conventional Floating Reference Rate or a rate with a more established record of performance. Additionally, the Floating Reference Rate has experienced significant fluctuations. Any historical upward or downward trend during any period shown below is not an indication that the interest payable on the Notes during the Floating Period is more or less likely to increase or decrease at any time.

On February 3, 2023, the Floating Reference Rate was 4.273%. The graph below sets forth the historical performance of the Floating Reference Rate from November 18, 2021 through February 3, 2022. Past performance is not indicative of future performance.

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The U.S. federal income tax consequences of your investment in the Notes are summarized below, but we urge you to discuss the tax consequences of your particular situation with your tax advisor. This discussion is based upon the U.S. Internal Revenue Code of 1986, as amended (the “Code”), final, temporary and proposed U.S. Department of the Treasury (the “Treasury”) regulations, rulings and decisions, in each case, as available and in effect as of the date hereof, all of which are subject to change, possible with retroactive effect. Tax consequences under state, local and non-U.S. laws are not addressed herein. No ruling from the U.S. Internal Revenue Service (the “IRS”) has been sought as to the U.S. federal income tax consequences of your investment in the Notes, and the following discussion is not binding on the IRS.

This discussion applies to investors that acquire the Notes upon initial issuance and hold the Notes as capital assets for U.S. federal income tax purposes. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to a holder in light of its particular circumstances, including alternative minimum tax consequences and does not address the different tax consequences that apply to holders that are members of a class of holders subject to special rules, such as:

➢a dealer in securities or currencies,

➢a trader in securities that elects to use a mark-to-market method of accounting for its securities holdings,

➢a financial institution or a bank,

➢a regulated investment company, real estate investment trust or a common trust fund,

➢a life insurance company,

➢a tax-exempt organization including an “individual retirement account” or “Roth IRA”, as defined in Section 408 or 408A of the Code, respectively,

➢a person that owns Notes as part of a hedging transaction, straddle, synthetic security, conversion transaction, or other integrated transaction, or enters into a “constructive sale” with respect to the Notes or a “wash sale” with respect to the Notes or any underlying assets,

➢taxpayers subject to special tax accounting rules under Section 451(b) of the Code;

➢a former citizen or resident of the U.S., or

➢a U.S. holder (as defined below) whose functional currency for tax purposes is not the U.S. dollar.

You should consult your tax advisor concerning the application of the U.S. federal income tax laws to your particular situation, as well as any tax consequences arising under the laws of any state, local or non-U.S. jurisdictions.

Except as discussed under “— Non-U.S. Holders” below, this discussion is only applicable to U.S. holders. For purposes of this summary, a U.S. holder is a beneficial owner of a Note that is: (i) a citizen or resident of the U.S., (ii) a domestic corporation or other entity taxable as a corporation, created or organized in or under the laws of the U.S. or any political subdivision thereof, (iii) an estate whose income is subject to U.S. federal income tax regardless of its source, or (iv) a trust if a court within the U.S. is able to exercise primary supervision over its administration, and one or more U.S. persons are authorized to control all substantial decisions of the trust. For purposes of this summary, a “non-U.S. holder” is a beneficial owner of a Note that is: (i) a nonresident alien individual for U.S. federal income tax purposes, (ii) a foreign corporation for U.S. federal income tax purposes; or (iii) an estate or trust whose income is not subject to U.S. federal income tax on a net income basis.

An individual may, subject to certain exceptions, be deemed to be a resident of the U.S. by reason of being present in the U.S. for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year (counting for such purposes all of the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year).

If a partnership, or any entity treated as a partnership for U.S. federal income tax purposes, holds the Notes, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding the Notes should consult its tax advisor with regard to the U.S. federal income tax treatment of an investment in the Notes.

U.S. Federal Income Tax Treatment

The Notes should be treated as debt for U.S. federal income tax purposes. Further, the Notes should be treated as “Variable Rate Debt Instruments”. Whether the Notes will be issued with original issue discount (“OID”), however, will depend upon the facts at the time of issuance of the Notes. If the determination were made as of the date hereof, the Notes should be treated as Variable Rate Debt Instruments issued with OID.

Based on certain factual representations received from us, our special U.S. tax counsel, Cadwalader, Wickersham & Taft LLP, is of the opinion that your Notes should be treated as described above. However, the U.S. federal income tax treatment of the Notes is uncertain. We do not plan to request a ruling from the IRS regarding the tax treatment of the Notes, and the IRS or a court may not agree with the tax treatment described herein. We urge you to consult your tax advisor as to the tax consequences of your investment in the Notes.

Sale, Exchange, Early Redemption or Maturity of the Notes

Upon the disposition of a Note by sale, exchange, early redemption, maturity or other taxable disposition, a U.S. holder should generally recognize gain or loss equal to the difference between (1) the amount realized on such taxable disposition (other than amounts attributable to accrued but unpaid interest) and (2) the U.S. holder’s adjusted tax basis in the Note. A U.S. holder’s adjusted tax basis in a Note generally will equal the U.S. holder’s cost of acquiring such Note. Assuming a Note is held as a capital asset, such gain or loss will generally constitute short-term capital gain or loss. Capital gain of a noncorporate U.S. holder is generally taxed at preferential rates where the holder has a holding period of greater than one year. The deductibility of capital losses is subject to limitations.

Interest and Original Issue Discount

Whether the Notes are issued with original issue discount (“OID”) for U.S. federal income tax purposes will depend on the facts at the time that the Notes are issued. If the Notes are not treated as issued with OID (or are issued with only a de minimis amount of OID), then interest income generally will be taxable to you at the time it is received or accrued in accordance with your regular method of tax accounting.

If the Notes are treated as issued with OID, then the amount and accrual of that OID generally will be determined by (i) constructing a hypothetical note that replaces the initial Fixed Interest Rate actually payable on the Notes with a “Qualified Floating Rate,” determined such that the fair market value of the hypothetical note would be approximately the same as the fair market value of an actual Note, (ii) determining a “Fixed Rate Substitute” for each of the two Qualified Floating Rates on the hypothetical note described in clause (i), (iii) constructing an “Equivalent Fixed Rate Debt Instrument” with terms that are identical to those provided under the Notes, except that the Equivalent Fixed Rate Debt Instrument provides for the Fixed Rate Substitutes determined in clause (ii) in lieu of the interest rates actually payable on the Notes, (iv) determining the amount of “Qualified Stated Interest” and OID with respect to the Equivalent Fixed Rate Debt Instrument described in clause (iii) under the rules generally applicable to fixed rate debt instruments, and (v) making appropriate adjustments to the Qualified Stated Interest and OID determined under clause (iv) by increasing (or decreasing) Qualified Stated Interest or OID if the interest actually accrued or paid during an accrual period exceeds (or is less than) the interest assumed to be accrued or paid during the accrual period under the Equivalent Fixed Rate Debt Instrument, treating this increase or decrease as an adjustment to Qualified Stated Interest for the accrual period if the Equivalent Fixed Rate Debt Instrument provides for Qualified Stated Interest and the increase or decrease is reflected in the amount actually paid during the accrual period, and otherwise as an adjustment to OID.

Variable Rate Debt Instruments

In order to qualify as a “Variable Rate Debt Instrument”:

●the Issue Price of the Note must not exceed the total amount of non-contingent principal payments on the Note by more than the product of such principal payments and the lesser of (i) 15% or (ii) the product of 1.5% and the number of complete years in the Note’s term, and

●the Note must not provide for any stated interest other than stated interest paid or compounded at least annually at a qualifying variable rate which is (i) one or more “Qualified Floating Rates,” (ii) a single fixed rate and one or more Qualified Floating Rates, (iii) a “Single Objective Rate,” or (iv) a single fixed rate and a Single Objective Rate that is a “Qualified Inverse Floating Rate” (each as described below).

For purposes of determining if a Note is a Variable Rate Debt Instrument, a Qualified Floating Rate is a variable rate whose variations can reasonably be expected to measure contemporaneous variations in the cost of newly borrowed funds in the currency in which the debt instrument is denominated and is set at a “Current Rate.” A Qualified Floating Rate (or objective rate, as described below) must be set at a current value of that rate. A current value is the value of the variable rate on any day that is no earlier than three months prior to the first day on which that value is in effect and no later than one year following that day.

A multiple of a Qualified Floating Rate is generally not a Qualified Floating Rate, unless the variable rate is either:

●a product of a Qualified Floating Rate times a fixed multiple greater than 0.65 but not more than 1.35, or

●a product of a Qualified Floating Rate times a fixed multiple greater than 0.65 but not more than 1.35, increased or decreased by a fixed rate.

Certain combinations of rates are treated as a single Qualified Floating Rate, including (i) interest stated at a fixed rate for an initial period of one year or less followed by a Qualified Floating Rate (or objective rate) if the value of the floating rate at the Issue Date is intended to approximate the fixed rate, and (ii) two or more Qualified Floating Rates that can reasonably be expected to have approximately the same values throughout the term of the Note. A combination of these rates is generally treated as a single Qualified Floating Rate if the values of all rates on the Issue Date are within 0.25 percentage points of each other. A variable rate that is subject to an interest rate cap, floor, governor or similar restriction on rate adjustment is treated as a Qualified Floating Rate only if the restriction is fixed throughout the term of the Note, and is not reasonably expected as of the Issue Date to cause the yield on the Note to differ significantly from its expected yield absent the restriction.

An objective rate is defined as a rate (other than a Qualified Floating Rate) that is determined using a single fixed formula and that is based on objective financial or economic information (other than a rate based on information that is within our control (or the control of one of our affiliates) or that is unique to our circumstances (or those of a related party)). The IRS may designate other variable rates that will be treated as objective rates. However, a variable rate is not an objective rate if it is reasonably expected that the average value of the rate during the first half of the Note’s term will differ significantly from the average value of such rate during the final half of its term. A combination of a fixed rate of stated interest for an initial period of one year or less followed by an objective rate is treated as a Single Objective Rate if the value of the objective rate at the Issue Date is intended to approximate the fixed rate; such a combination of rates is generally treated as a Single Objective Rate if the objective rate on the Issue Date does not differ from the fixed rate by more than 0.25 percentage points. An objective rate is a Qualified Inverse Floating Rate if it is equal to a fixed rate reduced by a Qualified Floating Rate, the variations in which can reasonably be expected to inversely reflect contemporaneous variations in the Qualified Floating Rate (disregarding permissible rate caps, floors, governors and similar restrictions as those discussed above).

Special rules apply to Variable Rate Debt Instruments to determine the amount of Qualified Stated Interest and the amount and accrual of any OID. If the Note bears interest that is unconditionally payable or compounds at least annually at a single Qualified Floating Rate or objective rate, all stated interest is treated as Qualified Stated Interest. The accrual of any OID is determined by assuming the Note bears interest at a Fixed Interest Rate equal to the Issue Date value of the Qualified Floating Rate or Qualified Inverse Floating Rate or, in the case of any other objective rate, a fixed internal rate that is equal to the reasonably expected yield for the Note. The Qualified Stated Interest allocable to an accrual period is increased (or decreased) if the interest actually paid during an accrual period exceeds (or is less than) the interest assumed to be paid during the accrual period.

If the Note bears interest at a qualifying variable rate other than a single Qualified Floating Rate or objective rate, the amount and accrual of OID generally are determined by (i) determining a Fixed Rate Substitute for each variable rate as described in the preceding paragraph, (ii) determining the amount of Qualified Stated Interest and OID by assuming the Note bears interest at those substitute fixed rates and (iii) making appropriate adjustments to the Qualified Stated Interest and OID so determined for actual interest rates under the Note. However, if that qualifying variable rate includes a fixed rate, the Note is generally treated for purposes of applying clause (i) of the preceding sentence as if it provided for an assumed Qualified Floating Rate (or Qualified Inverse Floating Rate if the actual variable rate is a Qualified Inverse Floating Rate) that would cause the Note to have approximately the same fair market value, and the rate is used in lieu of the fixed rate.

Medicare Tax on Net Investment Income

U.S. holders that are individuals, estates or certain trusts are subject to an additional 3.8% tax on all or a portion of their “Net Investment Income,” or “Undistributed Net Investment Income” in the case of an estate or trust, which may include any income or gain realized with respect to the Notes, to the extent of their Net Investment Income or Undistributed Net Investment Income (as the case may be) that, when added to their other modified adjusted gross income, exceeds $200,000 for an unmarried individual, $250,000 for a married taxpayer filing a joint return (or a surviving spouse), $125,000 for a married individual filing a separate return or the dollar amount at which the highest tax bracket begins for an estate or trust. The 3.8% Medicare tax is determined in a different manner than the income tax. U.S. holders should consult their tax advisors with respect to the consequences of the 3.8% Medicare tax.

Information Reporting with respect to Foreign Financial Assets

U.S. holders may be subject to reporting obligations with respect to their Notes if they do not hold their Notes in an account maintained by a financial institution and the aggregate value of their Notes and certain other “specified foreign financial assets” (applying certain attribution rules) exceeds an applicable threshold. Significant penalties can apply if a U.S. holder is required to disclose its Notes and fails to do so.

Treasury Regulations Requiring Disclosure of Reportable Transactions

Treasury regulations require U.S. taxpayers to report certain transactions (“Reportable Transactions”) on IRS Form 8886. An investment in the Notes or a sale of the Notes generally should not be treated as a Reportable Transaction under current law, but it is possible that future legislation, regulations or administrative rulings could cause an investment in the Notes or a sale of the Notes to be treated as a Reportable Transaction. Holders should consult with their tax advisors regarding any tax filing and reporting obligations that may apply in connection with acquiring, owning and disposing of Notes.

Backup Withholding and Information Reporting

The proceeds received from a taxable disposition of the Notes will be subject to information reporting unless a holder is an “exempt recipient” and may also be subject to backup withholding at the rate specified in the Code if such holder fails to provide certain identifying information (such as an accurate taxpayer number in the case of a U.S. holder) or meet certain other conditions. A non-U.S. holder that provides a properly executed and fully completed applicable IRS Form W-8, will generally establish an exemption from backup withholding.

Amounts withheld under the backup withholding rules are not additional taxes and may be refunded or credited against U.S. federal income tax liability, provided the required information is furnished to the IRS.

Tax Treatment of Non-U.S. Holders

Subject to “FATCA”, discussed below, if you are a non-U.S. holder you should generally not be subject to U.S. withholding tax with respect to payments or gain realized on your Notes or to generally applicable information reporting and backup withholding requirements with respect to payments or gain realized on your Notes if you comply with certain certification and identification requirements as to your non-U.S. status (by providing us (and/or the applicable withholding agent) with a fully completed and duly executed applicable IRS Form W-8). Gain realized from the taxable disposition of a Note generally should not be subject to U.S. tax unless (i) such gain is effectively connected with a trade or business conducted by the non-U.S. holder in the U.S., (ii) the non-U.S. holder is a non-resident alien individual and is present in the U.S. for more than 182 days in the taxable year of such taxable disposition and certain other conditions are satisfied or (iii) the non-U.S. holder has certain other present or former connections with the U.S.

Foreign Account Tax Compliance Act. The Foreign Account Tax Compliance Act (“FATCA”) was enacted on March 18, 2010, and imposes a 30% U.S. withholding tax on “Withholdable Payments” (i.e., certain U.S.-source payments, including interest (and original issue discount), dividends, other fixed or determinable annual or periodical gain, profits, and income, and on the gross proceeds from a disposition of property of a type which can produce U.S.-source interest or dividends) and “Passthru Payments” (i.e., certain payments attributable to Withholdable Payments) made to certain foreign financial institutions (and certain of their affiliates) unless the payee foreign financial institution agrees (or is required), among other things, to disclose the identity of any U.S. individual with an account of the institution (or the relevant affiliate) and to annually report certain information about such account. FATCA also requires withholding agents making Withholdable Payments to certain foreign entities that do not disclose the name, address, and taxpayer identification number of any substantial U.S. owners (or do not certify that they do not have any substantial U.S. owners) to withhold tax at a rate of 30%. Under certain circumstances, a holder may be eligible for refunds or credits of such taxes.

Pursuant to final and temporary Treasury regulations and other IRS guidance, the withholding and reporting requirements under FATCA will generally apply to certain “Withholdable Payments”, will not apply to gross proceeds on a sale or disposition, and will apply to certain foreign Passthru Payments only to the extent that such payments are made after the date that is two years after final regulations defining the term “Foreign Passthru Payment” are published. If withholding is required, we (or the applicable paying agent) will not be required to pay additional amounts with respect to the amounts so withheld. Foreign financial institutions and non-financial foreign entities located in jurisdictions that have an intergovernmental agreement with the U.S. governing FATCA may be subject to different rules.

Both U.S. and non-U.S. holders should consult their tax advisors about the application of FATCA, in particular if they may be classified as financial institutions (or if they hold their Notes through a foreign entity) under the FATCA rules.

Both U.S. and non-U.S. holders are urged to consult their tax advisors concerning the application of U.S. federal income tax laws to their particular situations, as well as any tax consequences of the purchase, beneficial ownership and disposition of the Notes arising under the laws of any state, local, non-U.S. or other taxing jurisdiction.

USE OF PROCEEDS AND HEDGING

The net proceeds from the offering of the Notes will be used to provide funding for our operations and other general corporate purposes as described in the accompanying prospectus under “Use of Proceeds”. We and/or our affiliates may also use those proceeds in transactions intended to hedge our obligations under the Notes as described below.

In anticipation of the sale of the Notes, we and/or our affiliates expect to enter into hedging transactions involving purchases and sales of interest rate-linked instruments, listed and/or over-the-counter options, futures, exchange-traded funds or other instruments prior to, on or after the applicable trade date. From time to time, we and/or our affiliates may enter into additional hedging transactions or unwind those we have entered into. Consequently, with regard to your Notes, from time to time, we and/or our affiliates may:

➢acquire or dispose of long or short positions in fixed or floating rate-linked instruments;

➢acquire or dispose of long or short positions in listed or over-the-counter options, futures, exchange-traded funds or other instruments based on interest rates;

➢acquire or dispose of long or short positions in listed or over-the-counter options, futures, exchange-traded funds or other instruments based on indices designed to track the performance of interest rates; or

➢any combination of the above.

We and/or our affiliates may acquire a long or short position in securities similar to the Notes from time to time and may, in our or their sole discretion, hold or resell those securities.

We and/or our affiliates may close out our or their hedge position relating to the Notes during the term of your Notes. That step may involve sales or purchases of the instruments described above. No holder of the Notes will have any rights or interest in our or any affiliates’ hedging activity or any positions we or our affiliates may take in connection with any hedging activity.

The hedging activity discussed above may adversely affect the market value of your Notes from time to time. See “Risk Factors” herein for a discussion of these adverse effects.

CERTAIN ERISA CONSIDERATIONS

We, UBS Securities LLC and other of our affiliates may each be considered a “party in interest” within the meaning of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), or a “disqualified person” (within the meaning of Section 4975 of the Code) with respect to an employee benefit plan that is subject to ERISA and/or an individual retirement account, Keogh plan or other plan or account that is subject to Section 4975 of the Code (“Plan”). The purchase of the Notes by a Plan with respect to which UBS Securities LLC or any of our affiliates acts as a fiduciary as defined in Section 3(21) of ERISA and/or Section 4975 of the Code (“Fiduciary”) would constitute a prohibited transaction under ERISA or the Code unless acquired pursuant to and in accordance with an applicable exemption. The purchase of the Notes by a Plan with respect to which UBS Securities LLC or any of our affiliates does not act as a Fiduciary but for which any of the above entities does provide services could also be prohibited, but one or more exemptions may be applicable.

The U.S. Department of Labor has issued five prohibited transaction class exemptions (“PTCEs”) that may provide exemptive relief for prohibited transactions that may arise from the purchase or holding of the Notes. These exemptions are PTCE 84-14 (for transactions determined by independent qualified professional asset managers), 90-1 (for insurance company pooled separate accounts), 91-38 (for bank collective investment funds), 95-60 (for insurance company general accounts) and 96-23 (for transactions managed by in-house asset managers). Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code also provide an exemption for the purchase and sale of Notes where neither UBS nor any of its affiliates have or exercise any discretionary authority or control or render any investment advice with respect to the assets of the Plan involved in the transaction and the Plan pays no more and receives no less than “adequate consideration” in connection with the transaction (the “service provider exemption”). Upon purchasing the Notes, a Plan will be deemed to have represented that the acquisition, holding and, to the extent relevant, disposition of the Notes is eligible for relief under PTCE 84-14, PTCE 90-1, PTCE 91-38, PTCE 95-60, PTCE 96-23, the service provider exemption or another applicable exemption and that the purchase, holding and, if applicable, subsequent disposition of the Notes will not constitute or result in a non-exempt prohibited transaction. In addition, any such Plan also will be deemed to have represented that none of us, UBS Securities LLC or any other of our affiliates is a fiduciary in connection with the acquisition, holding and disposition of the Notes, or as a result of the exercise by us or our affiliates of any rights in connection with the Notes.

Any person proposing to acquire any Notes on behalf of a Plan should consult with counsel regarding the applicability of ERISA and Section 4975 of the Code thereto, including but not limited to the prohibited transaction rules and the applicable exemptions.

The discussion above supplements the discussion under “Benefit Plan Investor Considerations” in the accompanying prospectus.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST); SECONDARY MARKETS (IF ANY)

We will agree to sell to UBS Securities LLC, and UBS Securities LLC will agree to purchase, all of the Notes at the Issue Price to the public less an underwriting discount of up to the underwriting discount indicated on the cover hereof. UBS Securities LLC will agree to resell all of the Notes to UBS Financial Services Inc. at a discount from the Issue Price to public of up to the underwriting discount indicated on the cover hereof. The underwriting discount per Note may be variable and fluctuate depending on market conditions at the time UBS AG establishes its hedge positions on or prior to the pricing date. The total underwriting discount and proceeds to UBS AG, which will be disclosed in the final pricing supplement, will give effect to the average per Note underwriting discount and proceeds to UBS AG, respectively. The Issue Price for the Notes will generally be $1,000.00, provided that certain unaffiliated registered investment advisers or fee-based advisory accounts may purchase Notes from any placement agent or third-party dealer at a purchase price of at least $995.00 per principal amount of the Notes, and any such placement agent or third-party dealer, with respect to such sales, may forgo some or all of the underwriting discount.

Conflicts of Interest

Each of UBS Securities LLC and UBS Financial Services Inc. is an affiliate of UBS and, as such, has a “conflict of interest” in this offering within the meaning of Financial Industry Regulatory Authority, Inc. (“FINRA”) Rule 5121. In addition, UBS will receive the net proceeds (excluding the underwriting discount) from the initial public offering of the Notes, thus creating an additional conflict of interest within the meaning of FINRA Rule 5121. Consequently, the offering is being conducted in compliance with the provisions of FINRA Rule 5121. Neither UBS Securities LLC nor UBS Financial Services Inc. is permitted to sell Notes in this offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder.

UBS Securities LLC and its affiliates may offer to buy or sell the Notes in the secondary market (if any) at prices greater than UBS’ valuation of the Notes at that time

The market value of the Notes at any time will vary based on many factors that cannot be predicted. However, the price (not including UBS Securities LLC’s or any affiliate’s customary bid-ask spreads) at which UBS Securities LLC or any affiliate would offer to buy or sell the Notes immediately after the Pricing Date in the secondary market is expected to exceed the valuation of the Notes as determined by reference to our internal pricing models. The amount of the excess will decline to zero on a straight line basis over a period ending no later than 3 months after the Pricing Date, provided that UBS Securities LLC may shorten the period based on various factors, including the magnitude of purchases and other negotiated provisions with selling agents. Notwithstanding the foregoing, UBS Securities LLC and its affiliates intend, but are not required, to make a market for the Notes and may stop making a market at any time. For more information about secondary market offers, see “Risk Factors — Risks Relating to Liquidity and Secondary Market Price Considerations — There may be no secondary market for the Notes”, “— The price at which UBS Securities LLC and its affiliates may offer to buy the Notes in the secondary market (if any) may be greater than UBS’ valuation of the Notes at that time, greater than any other secondary market prices provided by unaffiliated dealers (if any) and, depending on your broker, greater than the valuation provided on your customer account statements” and “— Impact of fees on the secondary market price of the Notes” herein.

Prohibition of Sales to EEA & UK Retail Investors

The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU, as amended (“MiFID II”); (ii) a customer within the meaning of Directive 2002/92/EC, as amended, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Directive 2003/71/EC, as amended. Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “EU PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the EEA may be unlawful under the EU PRIIPs Regulation.

The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the United Kingdom (the “UK”). For these purposes, a retail investor in the UK means a person who is one (or more) of: (i) a retail client as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, subject to amendments made by the Markets in Financial Instruments (Amendment) (EU Exit) Regulations 2018 (SI 2018/1403), as may be amended or superseded from time to time (the “EUWA”); (ii) a customer within the meaning of the provisions of the Financial Services and Markets Act 2000 (the “FSMA”) and any rules or regulations made under the FSMA to implement Directive (EU) 2016/97, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of UK domestic law by virtue of the EUWA; or (iii) not a qualified investor as defined in Article 2 of the Prospectus Regulation as it forms part of domestic law by virtue of the EUWA (“UK Prospectus Regulation”). Consequently, no key information document required by the PRIIPs Regulation as it forms part of UK domestic law by virtue of the EUWA (the “UK PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the UK has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the UK may be unlawful under the UK PRIIPs Regulation.

ADDITIONAL TERMS OF THE NOTES

In this section, references to “holders” mean those who own the Notes registered in their own names, on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in the Notes registered in street name or in the Notes issued in book-entry form through the Depository Trust Company (“DTC”). Owners of beneficial interests in the Notes should read the section entitled “Legal Ownership and Book-Entry Issuance” in the accompanying prospectus.

Regular Record Dates for Interest

The regular record date relating to a payment on the Notes will be the Business Day prior to the interest payment date.

Redemption Price Upon Optional Tax Redemption

We have the right to redeem your Notes in the circumstances described under “Description of Debt Securities We May Offer — Optional Tax Redemption” in the accompanying prospectus. If we exercise this right with respect to your Notes, the redemption price of the Notes will be determined by the Calculation Agent in a manner reasonably calculated to preserve your and our relative economic position.

Default Amount on Acceleration

If an event of default occurs and the maturity of your Notes is accelerated, we will pay the Default Amount in respect of the principal of your Notes at maturity. We describe the Default Amount below under “— Default Amount”.

For the purpose of determining whether the holders of our Medium-Term Notes, Series B, of which the Notes are a part, are entitled to take any action under the indenture, we will treat the outstanding Principal Amount of the Notes as the outstanding Principal Amount of the series of Notes constituted by that Note. Although the terms of the Notes may differ from those of the other Medium-Term Notes, Series B holders of specified percentages in Principal Amount of all Medium-Term Notes, Series B together in some cases with other series of our debt securities, will be able to take action affecting all the Medium-Term Notes, Series B including the Notes. This action may involve changing some of the terms that apply to the Medium-Term Notes, Series B accelerating the maturity of the Medium-Term Notes, Series B after a default or waiving some of our obligations under the indenture. We discuss these matters in the accompanying prospectus under “Description of Debt Securities We May Offer — Default, Remedies and Waiver of Default” and “— Modification and Waiver of Covenants”.

Default Amount

The “Default Amount” for your Notes on any day will be an amount, in U.S. dollars for the principal of your Notes, equal to the cost of having a Qualified Financial Institution, of the kind and selected as described below, expressly assume all of our payment and other obligations with respect to your Notes as of that day and as if no default or acceleration had occurred, or to undertake other obligations providing substantially equivalent economic value to you with respect to your Notes. That cost will equal:

➢the lowest amount that a Qualified Financial Institution would charge to effect this assumption or undertaking; plus

➢the reasonable expenses, including reasonable attorneys’ fees, incurred by the holders of your Notes in preparing any documentation necessary for this assumption or undertaking.

During the Default Quotation Period for your Notes, which we describe below, the holders of your Notes and/or we may request a Qualified Financial Institution to provide a quotation of the amount it would charge to effect this assumption or undertaking. If either party obtains a quotation, it must notify the other party in writing of the quotation. The amount referred to in the first bullet point above will equal the lowest — or, if there is only one, the only — quotation obtained, and as to which notice is so given, during the Default Quotation Period. With respect to any quotation, however, the party not obtaining the quotation may object, on reasonable and significant grounds, to the assumption or undertaking by the Qualified Financial Institution providing the quotation and notify the other party in writing of those grounds within two Business Days after the last day of the Default Quotation Period, in which case that quotation will be disregarded in determining the Default Amount.

Default Quotation Period

The “Default Quotation Period” is the period beginning on the day the Default Amount first becomes due and ending on the third Business Day after that day, unless:

➢no quotation of the kind referred to above is obtained; or

➢every quotation of that kind obtained is objected to within five Business Days after the due date as described above.

If either of these two events occurs, the Default Quotation Period will continue until the third Business Day after the first Business Day on which prompt notice of a quotation is given as described above. If that quotation is objected to as described above within five Business Days after that first Business Day, however, the Default Quotation Period will continue as described in the prior sentence and this sentence.

Qualified Financial Institutions

For the purpose of determining the Default Amount at any time, a “Qualified Financial Institution” means a financial institution organized under the laws of any jurisdiction in the United States of America, Europe or Japan, which at that time has outstanding debt obligations with a stated maturity of one year or less from the date of issue and rated either:

➢A-1 or higher by Standard & Poor’s or any successor, or any other comparable rating then used by that rating agency; or

➢P-1 or higher by Moody’s Investors Service, Inc. or any successor, or any other comparable rating then used by that rating agency.

Manner of Payment

Any payment on your Notes will be made to accounts designated by you or the holder of your Notes and approved by us, or at the office of the trustee in New York City, but only when your Notes are surrendered to the trustee at that office. We may also make any payment in accordance with the applicable procedures of DTC (or any successor depositary).

Role of Calculation Agent

UBS will serve as the calculation agent (the “Calculation Agent”). We may change the Calculation Agent after the Issue Date of the Notes without notice. The Calculation Agent will make all determinations regarding the amounts payable in respect of your Notes at maturity, the level of the Floating Reference Rate, the Maturity Date, any Optional Redemption Date, Interest Payments and all other determinations or adjustments with respect to the Notes, in its sole discretion. Absent manifest error, all determinations of the Calculation Agent will be final and binding on you and us, without any liability on the part of the Calculation Agent. You will not be entitled to any compensation from us for any loss suffered as a result of any of the above determinations by the Calculation Agent.

Booking Branch

The booking branch is UBS AG London Branch.

Currency of Notes

The specified currency for your Notes will be U.S. dollars.

You should rely only on the information incorporated by reference or provided in this preliminary pricing supplement or the accompanying prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these Notes in any state where the offer is not permitted. You should not assume that the information in this preliminary pricing supplement is accurate as of any date other than the date on the front of the document.

TABLE OF CONTENTS

Preliminary Pricing Supplement

Additional Information About UBS and the Notes	ii
Investor Considerations	iii
Risk Factors	1
Floating Reference Rate	7
United States Federal Income Tax Considerations	10
Use of Proceeds and Hedging	14
Certain ERISA Considerations	15
Supplemental Plan of Distribution (Conflicts of Interest); Secondary Markets (if any)	16
Additional Terms of the Notes	17
Prospectus
Introduction	1
Cautionary Note Regarding Forward-Looking Statements	3
Incorporation of Information About UBS AG	4
Where You Can Find More Information	5
Presentation of Financial Information	6
Limitations on Enforcement of U.S. Laws Against UBS AG, Its Management and Others	6
UBS	6
Swiss Regulatory Powers	9
Use of Proceeds	10
Description of Debt Securities We May Offer	10
Description of Warrants We May Offer	31
Legal Ownership and Book-Entry Issuance	47
Considerations Relating to Indexed Securities	52
Considerations Relating to Floating Rate Securities	55
Considerations Relating to Securities Denominated or Payable in or Linked to a Non-U.S. Dollar Currency	57
U.S. Tax Considerations	59
Tax Considerations Under the Laws of Switzerland	70
Benefit Plan Investor Considerations	72
Plan of Distribution	73
Validity of the Securities	76
Experts	76

$

UBS AG Callable Fixed-to-Floating Rate Notes

due on or about August 13, 2024

Preliminary Pricing Supplement dated February 7, 2023

(To Prospectus dated March 4, 2022)

UBS Investment Bank

UBS Financial Services Inc.s